CBRE, Inc. Gil Borok Deputy Chief Financial Officer and Chief Accounting Officer	400 So. Hope Street, 25th Floor Los Angeles, CA 90071 213 613 3730 T 213 613 3735 F gil.borok@cbre.com www.cbre.com

May 7, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Kevin Woody, Branch Chief

RE:	CBRE Group, Inc.

File No. 001-32205

Form 10-K for the year ended December 31, 2014

Dear Mr. Woody:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of CBRE Group, Inc. (the “Company”) in a letter dated April 23, 2015. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Financial Statements and Supplementary Data, page 70

Note 2. Significant Accounting Policies, page 78

Mortgage Servicing Rights, page 88

1.	Please tell us and revise future filings to clarify your accounting policy for these assets at the lower of amortized cost or fair value by including the disclosure requirements of ASC 860-50-50-3 and 50-4.

Company Response

The Company’s mortgage servicing rights (MSRs) are initially recorded at fair value. Subsequent to the initial recording, MSRs are amortized and carried at the lower of amortized cost or fair value. Accordingly, the Company’s disclosure requirements fall under the guidance in ASC 860-50-50-4 (ASC 860-50-50-3 is not applicable to the Company).

Impairment is evaluated through a comparison of the carrying amount and fair value of the MSRs, and recognized with the establishment of a valuation allowance. As previously indicated in the Company’s Form 10-K for the year ended December 31, 2014, it did not incur any impairment charges related to MSRs during the years ended December 31, 2014, 2013 and 2012. No valuation allowance was created previously and the Company did not record a valuation allowance for MSRs in 2014 or 2013. In future annual filings (as well as quarterly filings, if applicable), the Company will expand upon its disclosures to include all of the information above.

2.	Please tell us and revise future filings to clarify how the recording of servicing assets at fair value resulted in net gains.

Company Response

The Company’s initial recording of MSRs at fair value results in net gains. The result is a net gain, as the fair value of servicing contracts that result in MSR assets exceeds the fair value of servicing contracts that result in MSR liabilities. The net asset and net gain are presented in the Company’s consolidated financial statements. In future annual filings (as well as quarterly filings, if applicable), the Company will modify its disclosures to provide such clarification.

Note 4. Fair Value, page 92

3.	Please provide us and revise the disclosures surrounding available for sale securities in future filings to include the requirements of ASC 320-10-50-6 through 50-8 regarding the impairment of securities.

Company Response

The Company’s 2014 Form 10-K included the following disclosure in the notes to the consolidated financial statements on page 87 within its discussion of its accounting policy for marketable securities:

“Available for sale securities are carried at their fair value and any difference between cost and fair value is recorded as unrealized gain or loss, net of income taxes, and is reported as accumulated other comprehensive loss in the consolidated statement of equity. Premiums and discounts are recognized in interest using the effective interest method. Realized gains and losses and declines in value expected to be other-than-temporary on available for sale securities have not been significant. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.”

At December 31, 2014, the available for sale securities held by the Company were not impaired by a significant amount. As of December 31, 2014, the fair value of the Company’s available for sale securities was $60.2 million, of which only $10.7 million was reviewed for impairment because of associated aggregate unrealized holding losses of $1.3 million.

For investments classified as available for sale, the Company assesses impairment at the individual security level. An investment is impaired if the fair value of the investment is less than its amortized cost basis. When an impairment exists, the Company assesses whether such impairment is temporary or other than temporary. The Company reviews the volatility and intended holding period of its investments and also determines if it believes that there is a reasonable possibility that the value would be recovered over the intended holding period. Based on its review, the Company did not record any other than temporary impairment losses during the years ending December 31, 2014, 2013 or 2012.

In future annual filings (as well as quarterly filings, if applicable), the Company will expand upon its disclosures to provide the information above.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (213) 613-3730.

Sincerely, /s/ GIL BOROK Gil Borok Deputy CFO & Chief Accounting Officer